SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 3)

CareMax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

244413 100

(CUSIP Number)

David J. Clark

Deerfield Management Company, L.P.

345 Park Avenue South, 12th Floor

New York, New York 10010

(212) 551-1600

Copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 244413 100	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,367,417(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,367,417(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,367,417(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners, L.P. (“Deerfield Partners”); (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by DFHTA Sponsor LLC (the “Sponsor”); (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor; and (v) 50,000 shares of Class A common stock held directly by Steven Hochberg, a partner in Deerfield Management Company, L.P. (“Deerfield Management”), for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

SCHEDULE 13D

CUSIP No. 244413 100	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,317,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,317,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,317,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)

The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners; (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

SCHEDULE 13D

CUSIP No. 244413 100	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,317,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,317,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,317,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%(2)
14	TYPE OF REPORTING PERSON PN

(1)	The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners; (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

SCHEDULE 13D

CUSIP No. 244413 100	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,367,417(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,367,417(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,367,417(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reported shares include: (i) 12,960,000 shares of Class A common stock held directly by Deerfield Partners; (ii) 672,000 shares of Class A common stock underlying an equal number of warrants held directly by Deerfield Partners; (iii) 3,768,750 shares of Class A common stock held directly by the Sponsor; (iv) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor; and (v) 50,000 shares of Class A common stock held directly by Steven Hochberg, a partner in Deerfield Management, for the benefit, and at the direction, of Deerfield Management.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

SCHEDULE 13D

CUSIP No. 244413 100	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS DFHTA Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,685,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,685,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14	TYPE OF REPORTING PERSON OO

(1)	The reported shares include: (i) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (ii) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

SCHEDULE 13D

CUSIP No. 244413 100	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,685,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,685,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%(2)
14	TYPE OF REPORTING PERSON IN

(1)

The reported shares include: (i) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (ii) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

SCHEDULE 13D

CUSIP No. 244413 100	Page 8 of 10 Pages

1	NAME OF REPORTING PERSONS Lawrence Atinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,685,417 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,685,417 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,685,417 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%(2)
14	TYPE OF REPORTING PERSON IN

(1)	The reported shares include: (i) 3,768,750 shares of Class A common stock held directly by the Sponsor; and (ii) 2,916,667 shares of Class A common stock underlying an equal number of warrants held directly by the Sponsor.

(2)	Based on 87,073,985 shares of Class A common stock outstanding as of November 15, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021. The change in the percentage of the Issuer’s outstanding Class A common stock beneficially owned by the reporting person from the percentage previously reported in the Schedule 13D (as defined below) has resulted solely from a change in the number of shares of Class A common stock outstanding.

END OF COVER PAGES

CUSIP No. 244413 100	Page 9 of 10 Pages

This Amendment No. 3 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by by (i) Deerfield Management, (ii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iii) Deerfield Partners, (iv) James E. Flynn, a natural person (“Flynn”), (v) the Sponsor, (vi) Steven I. Hochberg, a natural person (“Hochberg”), and (vii) Lawrence Atinsky, a natural person (“Atinsky” and, collectively with Deerfield Management, Deerfield Mgmt, Deerfield Partners, Flynn, the Sponsor and Hochberg, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of CareMax, Inc., a Delaware corporation (formerly known as Deerfield Healthcare Technology Acquisitions Corp.) (the “Issuer” and such Schedule 13D as so previously amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following:

As previously disclosed in the Schedule 13D, the Reporting Persons continue to believe that the Reporting Persons’ expertise, record of generating proprietary investment opportunities and experience evaluating, structuring, financing and executing transactions in the healthcare industry and/or capital markets may continue to be useful in assisting management and the board of directors of the Issuer (the “Board”) on a cooperative basis as the Issuer embarks on its strategic plans. In that regard, the Board has determined to invite representatives of Deerfield Partners (each, an “Observer”) to attend meetings of the Board and otherwise participate in discussions with members of the Board and the Issuer’s management regarding operational and strategic matters (as discussed further below). As a result thereof, pursuant to the terms and conditions, and subject to the limitations, finalized by the Issuer and Deerfield Partners on January 24, 2022, the Reporting Persons anticipate that Observers designated by Deerfield Partners will attend (but not vote at) certain meetings of the Board and of Board committees, receive certain information furnished to members of the Board and otherwise communicate with members of the Board and of the Issuer’s management from time to time (whether at formal Board meetings or otherwise) with respect to operational matters, personnel decisions, the market for the Issuer’s securities, potential investment and acquisition opportunities and the financing thereof (which may include discussions regarding debt and/or equity financing that could be provided, in whole or in part, by Deerfield Partners and/or affiliated funds), the reclassification of securities and such other matters as members of the Board and/or the Issuer’s management may deem appropriate from time to time. Such matters may include plans or proposals specified in clauses (a) through (j) of Item 4 of the Form of Schedule 13D (whether pursued on behalf of the Reporting Persons or third parties).

CUSIP No. 244413 100	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2022

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner By: J.E. Flynn Capital, LLC, General Partner

/s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

STEVEN I. HOCHBERG

/s/ Steve Hochberg

LAWRENCE ATINSKY

/s/ Lawrence Atinsky

DFHTA SPONSOR LLC

/s/ Lawrence Atinsky
Name: Lawrence Atinsky
Title: Manager